Filed pursuant to Rule 433

Registration No. 333-268030

Lennox International Inc.

Pricing Term Sheet

September 7, 2023

Issuer:	Lennox International Inc.

Title of Securities:	5.500% Senior Notes due 2028 (the “notes”)

Guarantors:

Advanced Distributor Products LLC

Allied Air Enterprises LLC

Heatcraft Inc.

Heatcraft Refrigeration Products LLC

Heatcraft Technologies Inc.

Lennox Global LLC

Lennox Industries Inc.

Lennox National Account Services Inc.

Lennox National Account Services LLC

Lennox Procurement Company Inc.

Lennox Services LLC

LGL Australia (US) Inc.

LGL Europe Holding Co.

Principal Amount:	$500,000,000

Maturity:	September 15, 2028

Coupon (Interest Rate):	5.500%

Public Offering Price:	99.896% of the Principal Amount

Yield to maturity:	5.524%

Spread to Benchmark Treasury:	+112.5 bps

Benchmark Treasury:	4.375% due August 31, 2028

Benchmark Treasury Spot and Yield:	99-28+ / 4.399%

Interest Payment Dates:	March 15 and September 15, commencing March 15, 2024

Optional Redemption:	Make-Whole Call: T+20 bps at any time prior to August 15, 2028 Par Call: At any time on or after August 15, 2028

Expected Settlement*:	T+6; September 15, 2023

CUSIP/ISIN:	526107 AG2 / US526107AG24

Ratings**:	Baa2 (stable) by Moody’s / BBB (stable) by S&P

Joint Book-Running Managers:	BofA Securities, Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC PNC Capital Markets LLC U.S. Bancorp Investments, Inc.

Co-Managers:	Regions Securities LLC Scotia Capital (USA) Inc. Truist Securities, Inc.

*

Note: It is expected that delivery of the notes will be made to investors against payment therefor on or about September 15, 2023, which will be the sixth business day following the date hereof (such settlement being referred to as “T+6”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second business day before the settlement date may be required, by virtue of the fact that the notes initially settle in T+6, to specify alternate settlement arrangements to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during the period described above should consult their own advisors.

**	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a Registration Statement on Form S-3 (including a base prospectus, dated October 27, 2022, as supplemented by a preliminary prospectus supplement, dated September 7, 2023, the “Prospectus”) with the SEC for the offering to which this communication relates. Before you invest, you should read the Prospectus and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.